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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                SEC File Number   000-24747
                                                CUSIP Number


                           NOTIFICATION OF LATE FILING

  (Check One): / / Form 10-K and Form 10-KSB / / Form 20-F / / Form 11-K
               /X/ Form 10-Q and Form 10-QSB / / Form N-SAR
      For Period Ended: September 30, 1998

/ /  Transition Report on Form 10-K         / /  Transition Report on Form 10-Q
/ /  Transition Report on Form 20-F         / /  Transition Report on Form N-SAR
/ /  Transition Report on Form 11-K
     For the Transition Period Ended:
                                     --------------------------



      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -----------------------

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                                     PART I
                             REGISTRANT INFORMATION

                          CYGNET FINANCIAL CORPORATION
                            (Full Name of Registrant)

                                 Not Applicable
                           (Former Name if Applicable)

                      2525 EAST CAMELBACK ROAD, SUITE 1150
          (Address of Principal Executive Office - Street and number)

                             PHOENIX, ARIZONA 85016
                           (City, State and Zip Code)
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                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)



       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof
 /X/ will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.

      Cygnet Financial Corporation ("Cygnet") is a wholly-owned subsidiary of Ugly Duckling Corporation, a Delaware corporation ("UDC"). UDC operates a chain of Buy Here - Pay Here used car dealerships in the United States and underwrites, finances and services retail installment contracts generated from the sale of used cars by its own dealerships and by third party dealers located in selected markets throughout the country. UDC files periodic reports, proxy statements, and other information pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Its common stock is registered under
Section 12(g) of the Exchange Act and is listed on the Nasdaq National Market System.

      On August 4, 1998, UDC filed its definitive proxy statement (the "Proxy Statement") with the Commission for its annual meeting held on August 31, 1998 (the "Annual Meeting"). At the Annual Meeting, stockholders of UDC were asked to approve, among other things, a proposal relating to separation of UDC's dealership and non-dealership operations (the "Split-up Proposal"). Pursuant to the Split-up Proposal, (i) UDC was to transfer to Cygnet certain of its non-dealership operations in exchange for cash and preferred stock (the "Split-up") and (ii) Cygnet was to be further capitalized through a rights offering to the stockholders of UDC (the "Rights Offering"), which if successfully concluded along with the Split-up, would have resulted in Cygnet being a publicly-held corporation, with ownership and operations separate from UDC.

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      On June 19, 1998, in connection with the Split-up Proposal, Cygnet filed a registration statement on Form S-1 (Registration No. 333-57323) (the "Registration Statement") pursuant to the Securities Act of 1933, as amended
(the "Securities Act"), and thereafter, filed a registration statement on Form 8-A under the Exchange Act, in each case to register rights ("Rights") to purchase Cygnet common stock ("Common Stock") and the Common Stock issuable pursuant to exercise of the Rights. After a comment period, both registration statements were declared effective by the Commission on August 4, 1998.

      The stockholders of UDC approved the Split-up Proposal at the Annual Meeting and on September 1, 1998, the Rights Offering was commenced. At the conclusion of the Rights Offering, subscriptions pursuant to the Rights were insufficient to allow listing of the Cygnet Common Stock on the Nasdaq National Market and the Split-up could not be effected. No shares of Cygnet's Common Stock were issued pursuant to the Registration Statement and a Post-Effective Amendment to the Registration Statement was filed on October 26, 1998 for the purpose of deregistering the Common Stock registered pursuant thereto. Cygnet currently remains a wholly-owned subsidiary of UDC.

      Cygnet plans to file a Form 15 pursuant to Exchange Act Rule 12g-4(a)(1)(i) terminating the registration of the Rights and Common Stock under, and Cygnet's duty to file periodic reports pursuant to, Section 12(g) of the Exchange Act. Cygnet has requested a determination from the Commission that such filing will also terminate Cygnet's reporting obligations under Section 15(d) of the Exchange Act.

      Cygnet has been advised that the Commission will not respond to this request in time to relieve Cygnet of its obligation to file a Form 10-Q for the quarter ended September 30, 1998. Cygnet will therefore require additional time to file such Form 10-Q.


                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

  Steven P. Johnson                      (602)              522-3100
        (Name)                        (Area Code)       (Telephone Number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               /X/  Yes  / / No

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      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                / / Yes /X/ No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                          CYGNET FINANCIAL CORPORATION
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 16, 1998                         By: /s/ Steven P. Johnson
                                                   ---------------------------
                                                   Steven P. Johnson
                                                   Senior Vice President

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